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SEC[illegible] [illegible]MMISSION

02003451

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martino & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 PRINCESS PINE DRIVE
(No. and Street)

EAST GREENWICH, RI 02818
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN J. MARTINO 401-885-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GERALD F. PAOLILLI - PAOLILLI & JAREK, LLC
(Name – *if individual, state last, first, middle name*)

5 NORTH ROAD, CHELMSFORD, MA 01824
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/15

OATH OR AFFIRMATION

I, BRIAN J. MARTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINO & CO., INC., as of DECEMBER 31 ST, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ACCT # 451-000046 BRIAN J. MARTINO
PERSONAL ACCOUNT

[signature]
Signature

President
Title

MARILYN A. LADD
Notary Public
My Commission Expires 6/24/2005

Marilyn A Ladd Notary Public
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINO & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2000

Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

MARTINO & CO., INC.

INDEX

Paolilli & Jarek, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Tel. (978) 250-9961
Fax (978) 250-1545

www.pjcpa.com

5 North Road
Chelmsford, MA 01824

Independent Auditors' Report

Board of Directors
MARTINO & CO., INC.
East Greenwich, Rhode Island

We have audited the accompanying balance sheets of MARTINO & CO., INC., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MARTINO & CO., INC. as of December 31, 2001 and 2000, and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors' Report - continued

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli & Jarek, LLC

Paolilli & Jarek, LLC,
Certified Public Accountants

Chelmsford, Massachusetts
January 21, 2002


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

MARTINO & CO., INC.

BALANCE SHEETS

As of December 31, 2001 and 2000

	2001	2000
Assets:		
Current Assets:		
Cash and cash equivalents	$ 0	$ 1,367
Receivables from clearing brokers	19,990	81,897
Deferred charges	0	7,354
Total Current Assets	19,990	90,618
Fixed assets, net	13,043	16,455
Cash - deposit	10,000	10,000
Organization costs, net	0	224
Total Assets	$ 43,033	$ 117,297
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Current portion of capital lease obligation	$ 0	$ 12,975
Accounts payable and accrued expenses	17,676	17,995
Total Current Liabilities	17,676	30,970
Stockholder's Equity:		
Common stock, $.01 par value; 200,000 shares authorized; 55,000 issued	550	550
Additional paid-in-capital	14,551	14,552
Retained earnings	10,256	71,225
Total Stockholder's Equity	25,357	86,327
Total Liabilities and Stockholder's Equity	$ 43,033	$ 117,297

The accompanying notes are an integral part of these financial statements.

MARTINO & CO., INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 355,866	$ 544,055
Investment advisory fees and other income	0	11,794
	355,866	555,849
Expenses:		
Commissions and employee expenses	98,094	229,578
Clearing costs	82,204	78,086
Computers and equipment leases	21,860	26,001
Communications	18,131	23,367
Depreciation and amortization	13,657	13,261
Dues and subscriptions	10,668	8,257
Legal, audit and accounting	10,195	18,153
Occupancy	10,009	9,506
Automobile	9,303	9,590
Office, postage and printing	7,975	4,254
License, fees and other taxes	7,269	7,890
Interest, net	2,746	4,252
Travel and entertainment	2,330	2,881
Other	1,088	10,339
Advertising	903	2,318
	296,432	447,733
Net Income	$ 59,434	$ 108,116

The accompanying notes are an integral part of these financial statements.

MARTINO & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Additional		Total
	Number of Shares	Issued Amount	Paid-in -Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 1999	55,000	$ 550	$ 14,551	$ 12,751	$ 27,852
Net Income	-	-	-	108,116	108,116
Shareholder distributions	-	-	-	(49,642)	(49,642)
Balance, December 31, 2000	55,000	550	14,551	71,225	86,326
Net Income	-	-	-	59,434	59,434
Shareholder distributions	-	-	-	(120,403)	(120,403)
Balance, December 31, 2001	55,000	$ 550	$ 14,551	$ 10,256	$ 25,357

Paolilli & Jarek, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

MARTINO & CO., INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income	$ 59,434	$ 108,116
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	13,657	13,261
(Increase) Decrease in accounts receivable	61,907	(72,694)
(Increase) Decrease in deferred charges	7,354	(105)
(Increase) Decrease in cash - deposit	0	111
Increase (Decrease) in accounts payable	(319)	9,298
Net Adjustments	82,599	(50,129)
Net Cash Provided by Operations	142,033	57,987
Cash Flows from Investing Activities:		
Purchase of fixed assets	(10,022)	(1,400)
Cash Flows from Financing Activities:		
Principal payments on capital lease obligations	(12,975)	(6,661)
Shareholder distributions	(120,403)	(49,642)
Net Cash (Used) by Financing Activities	(133,378)	(56,303)
Net Increase (Decrease) in Cash	(1,367)	284
Cash and cash equivalents - January 1,	1,367	1,083
Cash and cash equivalents - December 31,	$ 0	$ 1,367
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ 2,746	$ 4,252

The accompanying notes are integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

MARTINO & CO., INC. (the Company), located in North Kingston, Rhode Island, is a registered Broker and Dealer in securities, and conducts business on a fully disclosed basis. Customer accounts and securities transactions are maintained and cleared by Advanced Clearing, Inc. of Omaha, Nebraska. The Company offers services in stocks, bonds, and mutual funds to retail clients. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Allowance for Doubtful Accounts
A valuation allowance for potential bad debts was not considered necessary at December 31, 2001 or at December 31, 2000.

Income Taxes
The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Depreciation
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2001 and 2000 are comprised entirely of computer and office equipment with estimated useful lives of three to seven years (See Fixed Assets, Note 3).


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Note 1. Summary of Significant Accounting Policies - continued

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs
The Company expenses the production costs of advertising, including direct advertising costs, in the period when such costs are incurred.

Note 2. Receivables from Clearing Broker

The balance shown as receivable from clearing broker represents amounts due for commissions earned for services related to the trading of customer securities.

Note 3. Fixed Assets

The Company's fixed assets consisted of:

	2001	2000
Computer and office equipment	$60,934	$ 50,914
Less accumulated depreciation	(47,891)	(34,459)
Fixed assets, net	$ 13,043	$ 16,455

Note 4. Cash - Deposit

This account represents a security deposit in an original amount of $10,000 required by Advanced Clearing, Inc., a registered broker-dealer and member firm of the New York Stock Exchange, as part of an agreement that requires the Company to introduce all of its accounts through Advanced Clearing.

Note 5. Organization Costs

Costs incurred during 1996 to establish and organize the Company totaled $3,362. Those costs were amortized over five years on a straight-line basis.

Note 6. Capital Lease Obligations

The Company was leasing computer equipment over 36 and 24-month lease terms ending in July 2002 and November 2000, respectively. The obligations under these capital leases have been recorded in the accompanying financial statements at the present values of future minimum lease payments, discounted at interest rates of 16% and 29.1%. The capital leases were secured by computer equipment, with original costs totaling $28,042, and book values of $3,686 and $11,058 at December 31, 2001 and 2000, respectively.

	2001	2000
Total Capital Lease Obligation	$ -0-	$ 12,975
Less: Current Portion	-0-	12,975
Long-term Portion	$ -0-	$ -0-

The remaining balance due was paid in January 2001.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2001, had net capital of $12,314, which was $7,314 in excess of its required net capital. At this level of net capital, the Company's broker/dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 8. Customer Concentration

Approximately 80% of the value of customer security portfolios under the Company's management is concentrated within 17% of the Company's customers. Six percent of the customer relationships represent approximately 50% of the value of customer accounts managed.

Note 9. Operating Lease

The Company was leasing office space under a noncancelable operating lease, with an initial lease term that expired in December 2000. Rent paid during 2001 totaled $6,600.

Note 10 Contingent Liabilities

The Company is contingently liable to indemnify Advanced Clearing, Inc. for any failure by a customer to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by the customer.

Note 11. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2001) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 12. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves books and records pertaining to customer accounts pursuant to rule 17a-3 and 174-4, as are customarily maintained by a clearing broker or dealer.

MARTINO & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Stockholder's Equity	$ 25,357
Less: Non-allowable assets:	
Fixed assets, net	(13,043)
Tentative net capital	12,314
Less: Haircuts on Other Securities	0
Net Capital	$ 12,314

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 17,676

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 5,000
Excess Net Capital	$ 7,314
Ratio: Aggregate indebtedness to net capital	1.44


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes and independent auditors' report.

MARTINO & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA, of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	12,314
Net audit adjustments		0
Net Capital per Page 11	$	12,314

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Tel. (978) 250-9961
Fax (978) 250-1545

www.pjcpa.com

5 North Road
Chelmsford, MA 01824

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
MARTINO & CO., INC.
East Greenwich, Rhode Island

In planning and performing our audit of the financial statements and supplementary schedules of MARTINO & CO., INC. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Paolilli & Jarek, LLC
Certified Public Accountants

Chelmsford, Massachusetts
January 21, 2002


Paolilli &
Jarek, LLC
CERTIFIED PUBLIC
ACCOUNTANTS